Exhibit 99.1
PRELIMINARY NOTE
This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, as amended, for the year ended December 31, 2008.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the effect of the global economic recession on aircraft values and lease rates; the continuing availability of cash to pay dividends and meet our other liquidity requirements; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer, as defined below; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers. Factors also include those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F, as amended, for the year ended December 31, 2008.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Interim Report, (1) the terms “B&B Air,” ”Company,” “we,” “our” and “us” refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (7) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of B&B Air; (8) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (9) the terms “BBAM” and the “Servicer” refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; (10) the term “Manager” refers to Babcock & Brown Air Management Co. Limited, the Company’s manager; and (11) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)
Babcock & Brown Air Limited
Consolidated Balance Sheets
AS OF SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008
(Dollar amounts in thousands, except par value data)

	September 30, 2009	December 31, 2008
	(Unaudited)
Assets
Cash and cash equivalents	$77,852	$56,763
Restricted cash and cash equivalents	130,461	113,658
Rent receivables	8,604	4,148
Flight equipment held for operating leases, net	1,769,265	1,830,612
Deferred tax asset, net	16,421	40,734
Fair market value of derivative asset	—	2,368
Other assets, net	29,584	37,891

Total assets	2,032,187	2,086,174

Liabilities
Accounts payable and accrued liabilities	4,982	13,809
Rentals received in advance	9,481	9,476
Payable to related parties	6,045	2,728
Security deposits	34,739	35,664
Maintenance payment liability	108,474	88,526
Notes payable, net	682,508	826,301
Borrowings under aircraft acquisition facility	597,471	597,471
Credit facility	32,290	—
Fair market value of derivative liabilities	81,224	113,374
Other liabilities	11,603	9,412

Total liabilities	1,568,817	1,696,761

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,279,948 and 32,488,911 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	30	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	490,818	499,882
Retained earnings (deficit)	40,201	(16,584)
Accumulated other comprehensive loss, net	(67,679)	(93,917)

Total shareholders’ equity	463,370	389,413

Total liabilities and shareholders’ equity	$2,032,187	$2,086,174

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statement of Operations
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)
(Dollar amounts in thousands, except per share data)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Revenues
Operating lease revenue	$54,282	$60,516	$161,434	$165,202
Finance lease income	—	—	—	2,446
Gain on sale of aircraft	—	4,979	—	4,979
Gain on purchases of notes payable	12,515	—	70,136	—
Lease termination settlement	611	—	7,707	—
Interest and other income	387	815	2,117	2,827

Total revenues	67,795	66,310	241,394	175,454

Expenses
Depreciation	21,128	20,080	62,488	53,989
Interest expense	20,382	21,485	60,969	59,118
Selling, general and administrative	4,765	5,385	15,888	15,739
Debt purchase option amortization	3,409	—	4,476	—
Maintenance and other costs	498	962	1,493	2,403

Total expenses	50,182	47,912	145,314	131,249

Net income before provision for income taxes	17,613	18,398	96,080	44,205
Provision for income taxes	3,164	2,369	20,686	5,430

Net income	$14,449	$16,029	$75,394	$38,775

Weighted average number of shares — basic and diluted	30,279,948	33,451,580	31,017,554	33,552,304
Earnings per share — basic and diluted	$0.48	$0.48	$2.43	$1.16
Dividends declared and paid per share	$0.20	$0.50	$0.60	$1.50
The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statement of Shareholders’ Equity
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 (UNAUDITED)
(Dollar amounts in thousands)

								Accumulated
					Additional	Notes	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Receivable for	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Common Shares	(Deficit)	Income (Loss) , net	Equity	Income (Loss)
Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502
Collections of notes receivable for common shares	—	—	—	—	—	1,827	—	—	1,827
Dividends to shareholders	—	—	—	—	—	—	(50,329)	—	(50,329)
Other	—	—	—	—	140	—	—	—	140
Shares repurchased	—	—	(153,000)	(1)	(1,543)	—	—	—	(1,544)
Net income	—	—	—	—	—	—	38,775	—	38,775	$38,775
Net change in the fair value of derivatives, net of deferred tax of $919	—	—	—	—	—	—	—	6,437	6,437	6,437

Comprehensive income, net										$45,212

Balance September 30, 2008 (unaudited)	100	$—	33,450,450	$33	$504,936	$—	$(9,209)	$(9,952)	$485,808

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statement of Shareholders’ Equity
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity	Income (Loss)
Balance December 31, 2008	100	$—	32,488,911	$32	$499,882	$(16,584)	$(93,917)	$389,413
Dividends to shareholders	—	—	—	—	—	(18,609)	—	(18,609)
Shares repurchased	—	—	(2,208,963)	(2)	(9,064)	—	—	(9,066)
Net income	—	—	—	—	—	75,394	—	75,394	$75,394
Net change in the fair value of derivatives, net of deferred tax of $3,772	—	—	—	—	—	—	26,402	26,402	26,402
Reclassified from other comprehensive income into earnings, net of deferred tax of $24	—	—		—	—	—	(164)	(164)	(164)

Comprehensive income, net									$101,632

Balance September 30, 2009 (unaudited)	100	$—	30,279,948	$30	$490,818	$40,201	$(67,679)	$463,370

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Consolidated Statements of Cash Flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)
(Dollar amounts in thousands)

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2009	2008
Cash Flows from Operating Activities
Net Income	$75,394	$38,775
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on purchases of notes payable	(70,136)	—
Gain on sale of aircraft	—	(4,979)
Depreciation	62,488	53,989
Amortization of debt issuance costs	5,204	5,089
Amortization of lease incentives	3,188	—
Amortization of debt purchase option	4,476	—
Amortization of lease discounts/premiums and other items	(1,104)	(1,411)
Direct finance lease income	—	(2,446)
Maintenance payment liability relieved	—	(7,942)
Deferred income taxes	20,564	5,424
Unrealized gain on derivative instruments	(187)	(101)
Changes in operating assets and liabilities:
Rent receivables	(4,456)	(4,238)
Other assets	3,694	(5,116)
Payable to related parties	3,317	(1,520)
Accounts payable and accrued liabilities	(3,909)	(9)
Rentals received in advance	5	1,392
Other liabilities	1,413	2,472

Net cash flows provided by operating activities	99,951	79,379

Cash Flows from Investing Activities
Acquisition of aircraft comprising the Initial Portfolio	—	(54,088)
Purchase of flight equipment	—	(452,309)
Lessor contribution to maintenance	(6,063)	(3,480)
Proceeds from sale of aircraft	—	20,829
Proceeds from direct finance lease	—	2,700

Net cash flows used in investing activities	(6,063)	(486,348)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(16,803)	(13,534)
Security deposits received	5,447	6,680
Security deposits returned	(6,372)	(3,134)
Maintenance payment liability receipts	27,984	28,550
Maintenance payment liability disbursements	(8,036)	(2,353)
Debt issuance costs	(209)	(624)
Option to purchase notes payable	(7,000)	—
Proceeds from credit facility	30,837	—
Proceeds from aircraft acquisition facility	—	464,898
Notes payable purchases	(70,972)	—
Collections of notes receivable for common shares	—	1,827
Shares repurchased	(9,066)	(1,544)
Dividends paid	(18,609)	(50,329)

Net cash flows (used in) provided by financing activities	(72,799)	430,437

Net increase in cash	21,089	23,468
Cash at beginning of period	56,763	15,616

Cash at end of period	$77,852	$39,084

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2009	2008
Supplemental Disclosure:
Cash paid during the period for:
Interest	$55,722	$52,950
Taxes	44	401
Noncash Investing and Financing Activities:
Debt issuance costs netted with proceeds from credit facility	1,453	—
Maintenance liabilities transferred for Initial Portfolio	—	4,994
Other liabilities	—	2,267
Noncash transactions from purchase of flight equipment:
Security deposits	—	10,693
Maintenance payment liability	—	10,695
Noncash transactions from sale of aircraft:
Security deposits	—	476
Payable to affiliates	—	320
Accrued liabilities	—	95
The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
1. ORGANIZATION
Babcock & Brown Air Limited (the “Company” or “B&B Air”) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (the “Manager Shares”) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s bye-laws, have no voting rights.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
B&B Air is a holding company that conducts its business through its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where it is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (“VIE”) in accordance with guidance provided by the Financial Accounting Standards Board (“FASB”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in our opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, we believe that the disclosures are adequate to make the information presented not misleading.
Subsequent events were evaluated through November 6, 2009, the date these financial statements were issued.
Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassification had no impact on consolidated net income or shareholders’ equity.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2009, the Company fully implemented the guidance provided by the Financial Accounting Standards Board (“FASB”) for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The implementation of the FASB guidance for non-recurring non-financial assets and liabilities recognized or disclosed at fair value in the financial statements did not have any impact on the Company’s consolidated financial statements.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
Beginning January 1, 2009, the Company will apply the authoritative pronouncement by FASB which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. The pronouncement also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs.
In April 2009, FASB issued additional guidance and required enhanced disclosures regarding certain fair value measurements. The FASB provided guidance for determining fair values when markets become inactive and for identifying distressed transactions. FASB also amended the guidance for determining whether debt securities are other-than-temporarily impaired and required enhanced presentation and disclosure of other-than-temporary impairments on debt and equity securities held as assets in a company’s financial statements. The FASB also issued a statement of position requiring disclosures by entities about the fair values of their financial instruments in their interim and annual financial statements. This guidance is effective starting with the period ended June 30, 2009 and did not have a material impact on the Company’s consolidated financial statements.
In May 2009, FASB established general standards for the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The pronouncement sets forth: (i) the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date.
In June 2009, FASB issued an authoritative pronouncement which clarifies the criteria for determining whether a transferor has surrendered control when transferring financial assets. The determination must consider the transferor’s continuing involvement with the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer. The pronouncement limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to another entity and/or when the transferor has continuing involvement with the transferred asset. A transferor can account for the transfer of an asset as a sale only if the transferor surrenders control over the asset. The pronouncement is effective for financial asset transfers occurring on or after December 31, 2009.
In June 2009, FASB also issued a pronouncement which requires an enterprise to perform analysis and ongoing reassessments to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The pronouncement identifies the characteristics of the primary beneficiary of a variable interest entity and amends the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The pronouncement is effective for interim and annual reporting periods after December 31, 2009.
Effective September 30, 2009, the FASB Accounting Standards Codification (“Codification”) became the authoritative source of generally accepted accounting principles in the United States. The Codification also superseded all then-existing non-SEC accounting and reporting standards. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification. In addition, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of September 30, 2009 and December 31, 2008, the Company had 62 aircraft held for operating leases. No aircraft were purchased or sold during the nine months ended September 30, 2009.
Flight equipment held for operating leases consist of the following:

	September 30, 2009	December 31, 2008
	(Dollars in thousands)
Cost	$1,911,939	$1,910,798
Accumulated depreciation	(142,674)	(80,186)

Net Flight Equipment Held for Operating Lease	$1,769,265	$1,830,612

The Company capitalized $1.1 million and $8.1 million of major maintenance expenditures for the nine months ended September 30, 2009 and 2008, respectively. These amounts have been included in Flight Equipment Held for Operating Leases.
The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.
The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	September 30, 2009		December 31, 2008
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$131,642	7%	$136,712	8%
The Netherlands	128,006	7%	132,116	7%
United Kingdom	73,464	4%	76,120	4%
Switzerland	40,066	2%	42,394	2%
Other	442,914	26%	461,949	25%

Europe, Middle East and Africa — Total	816,092	46%	849,291	46%

Asia Pacific:
India	256,468	15%	263,450	15%
China	144,386	8%	148,731	8%
Other	36,649	2%	37,689	2%

Asia Pacific — Total	437,503	25%	449,870	25%

North America:
United States	306,694	17%	315,972	17%
Other	39,487	3%	40,603	2%

North America — Total	346,181	20%	356,575	19%

South and Central America:
Mexico	150,777	8%	155,710	9%

South and Central America — Total	150,777	8%	155,710	9%

Off-lease — Total	18,712	1%	19,166	1%

Total Flight Equipment	$1,769,265	100%	$1,830,612	100%

At September 30, 2009 and December 31, 2008, 61 of the aircraft held for operating leases were on lease to 36 lessees in 19 countries. One aircraft was off-lease as of September 30, 2009 and December 31, 2008.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
The distribution of operating lease revenue by geographic region for the three months ended September 30, 2009 and 2008 is as follows:

	Three months		Three months
	ended		ended
	September 30,		September 30,
	2009		2008
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$4,272	8%	$4,435	7%
The Netherlands	4,084	8%	4,217	7%
United Kingdom	2,333	4%	7,205	12%
Switzerland	2,225	4%	3,628	6%
Other	14,006	26%	12,933	22%

Europe, Middle East and Africa — Total	26,920	50%	32,418	54%

Asia Pacific:
India	6,847	13%	6,979	12%
China	4,104	7%	4,361	7%
Other	707	1%	791	1%

Asia Pacific — Total	11,658	21%	12,131	20%

North America:
United States	9,908	18%	9,893	16%
Other	1,253	3%	1,182	2%

North America — Total	11,161	21%	11,075	18%

South and Central America:
Mexico	4,543	8%	4,892	8%

South and Central America — Total	4,543	8%	4,892	8%

Total Operating Lease Revenue	$54,282	100%	$60,516	100%

The distribution of operating lease revenue by geographic region for the nine months ended September 30, 2009 and 2008 is as follows:

	Nine months		Nine months
	ended		ended
	September 30,		September 30,
	2009		2008
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$12,903	8%	$11,926	7%
The Netherlands	12,243	8%	9,916	6%
United Kingdom	7,456	5%	14,263	9%
Switzerland	6,674	4%	10,913	7%
Other	39,013	23%	30,757	18%

Europe, Middle East and Africa — Total	78,289	48%	77,775	47%

Asia Pacific:
India	20,683	13%	19,613	12%
China	12,673	8%	13,125	8%
Other	2,388	1%	2,631	1%

Asia Pacific — Total	35,744	22%	35,369	21%

North America:
United States	29,692	18%	29,303	18%
Other	3,757	3%	3,755	2%

North America — Total	33,449	21%	33,058	20%

South and Central America:
Mexico	13,952	9%	14,909	9%
Other	—	—	4,091	3%

South and Central America — Total	13,952	9%	19,000	12%

Total Operating Lease Revenue	$161,434	100%	$165,202	100%

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
The Company had no customer that accounted for 10% or more of total operating lease revenue for the three or nine month periods ended September 30, 2009 and 2008. During the three and nine months ended September 30, 2009, the Company stopped accruing rent from one lessee due to concerns about the lessee’s financial condition and only recognizes revenue as cash is received from the lessee. The Company recognized revenue of $1.3 million and $2.1 million from this lessee during the three and nine months ended September 30, 2009, respectively.
For the three and nine months ended September 30, 2008, the Company recognized redelivery income on three expired leases totalling $0 and $3.2 million, respectively. These amounts have been included in operating lease revenue. In addition, for the three and nine months ended September 30, 2008, the Company recognized $4.0 million and $7.9 million, respectively, in operating lease revenue for maintenance payment liabilities retained at the end of the lease. There were no aircraft redelivery income or maintenance payment liabilities retained at the end of lease in the three and nine months ended September 30, 2009.
The amortization of lease discounts, net of lease premiums which have been included as a component of operating lease revenue was $0.4 million and $0.6 million for the three months ended September 30, 2009 and 2008, respectively. For the nine months ended September 30, 2009 and 2008, the net lease discounts amortized totalled $1.6 million and $1.8 million, respectively.
For the three and nine months ended September 30, 2009, amortization of lease incentives recorded as a reduction of operating lease revenue totalled $1.1 million and $3.2 million, respectively. There were no lease incentives amortized during the three or nine months ended September 30, 2008.
As of September 30, 2009 and December 31, 2008, the weighted average remaining lease term of the Company’s aircraft portfolio was 4.9 years and 5.5 years, respectively.
In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments over three years with interest at 8.0% per annum. Payments totalling approximately $0.6 million and $7.7 million were received during the three and nine months ended September 30, 2009, respectively. Due to collectability concerns, future payments will only be recognized as cash is received.
4. NOTES PAYABLE
On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts, which were used to partially finance the acquisition of aircraft. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Rentals paid under leases and proceeds from the sale of aircraft are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.
The financial guaranty insurance policy (the “Policy”) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding’s obligations or rights under the Notes.
During the nine months ended September 30, 2009, the Company, through a wholly-owned subsidiary, purchased a total of $144.4 million principal amount of the Notes, for a total purchase price of $71.0 million, including associated expenses. These amounts include $25.0 million principal amount of Notes purchased on exercise of an option as described below. In connection with the purchase of the Notes, the Company expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totalling $3.3 million. The Company recognized a pre-tax gain of $70.1 million on the purchases of Notes. The purchased Notes remain outstanding, although Notes with a principal amount totalling $119.4 million are pledged under the Credit Facility as described in Note 6 below.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
The Company, through a wholly-owned subsidiary, entered into agreements to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, the Company has a right to purchase up to $50.0 million principal amount of the Notes at any time on or prior to November 17, 2009 for $24.0 million and another $50.0 million principal amount of the Notes at any time on or prior to March 17, 2010 for $24.0 million. The Company paid a fee totalling $7.0 million in connection with these agreements. The fees are being amortized on a straight-line basis over the option terms. In September 2009, the Company exercised a portion of its option and purchased $25.0 million principal amount of the Notes for $12.0 million. In connection with the purchase, the Company recognized a pre-tax gain of $12.5 million including expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totalling $0.5 million.
As of September 30, 2009 and December 31, 2008, the Notes had a balance of $683.7 million and $828.1 million, respectively, net of the purchased Notes. The unamortized discount associated with the Notes totalled $1.2 million and $1.8 million as of September 30, 2009 and December 31, 2008, respectively. Accrued interest totalled $0.3 million and $0.7 million at September 30, 2009 and December 31, 2008, respectively.
Until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there will be scheduled minimum principal payments of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effective after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.
The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at certain redemption prices, together with accrued and unpaid interest, as specified in the indenture governing the Notes.
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of September 30, 2009, B&B Air Funding was not in default under the Notes.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of September 30, 2009 and December 31, 2008, B&B Air Funding had not drawn on the Note Liquidity Facility.
The servicing agreement between the Company and BBAM may be terminated prior to its scheduled termination date in the case of certain events, including:
•	Babcock & Brown ceasing to own at least 50.1% of the voting or economic interest in BBAM; or
•	The bankruptcy or insolvency of BBAM or Babcock & Brown International Pty Ltd.
If either of the above servicer termination events occurs, B&B Air Funding, with the prior consent of the Policy Provider under the securitization transaction (or the Policy Provider alone, if an event of default under the indenture has occurred and is continuing) may substitute BBAM with a replacement servicer upon receipt of a rating agency confirmation from each rating agency. A servicer termination event under the servicing agreement does not give rise to an event of default under the indenture.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
5. AIRCRAFT ACQUISITION FACILITY

		Balance as of	Balance as of
Aircraft Acquisition Facility:	Facility Limit	September 30, 2009	December 31, 2008
	(Dollars in thousands)
Principal — Tranche A	$920,000	$413,471	$413,471
Principal — Tranche B	184,000	184,000	184,000

Borrowings under aircraft acquisition facility	1,104,000	597,471	597,471
Equity Tranche	96,000	96,000	96,000

Total Aircraft Acquisition Facility	$1,200,000	$693,471	$693,471

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for up to $1.2 billion of additional aircraft financing consisting of a $920.0 million Tranche A, $184.0 million Tranche B and a $96.0 million equity tranche from B&B Air. Tranches A and B are provided by a consortium of third party lenders and are subject to customary terms and conditions. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009, and the Company may not borrow any additional amounts. B&B Air Acquisition periodically funds, in accordance with the facility agreement, a cash collateral account that was established for the benefit of the lenders. As of September 30, 2009 and December 31, 2008, the cash collateral account had a balance of $28.3 million and $22.3 million, respectively.
The Aircraft Acquisition Facility provides that borrowings under Tranches A and B be limited such that the outstanding combined amounts under such tranches may not exceed the sum of: (i) 85% of the sum of the appraised value of the aircraft funded through the Aircraft Acquisition Facility, (ii) 50% of the maintenance reserve balance and (iii) 100% of the cash collateral account. Commencing November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest, certain expenses and a return paid to B&B Air on its $96.0 million equity tranche. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments. Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.25%. Beginning November 7, 2009, Tranche A borrowings will accrue interest at a one-month LIBOR based rate plus a margin of 1.50%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%. The first quarterly installment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively.
Until November 6, 2009, fees of 0.3% per annum were payable on unutilized commitments under Tranche A. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The servicing agreement for the Aircraft Acquisition Facility includes the following servicer replacement events, some of which also constitute events of default under the Aircraft Acquisition Facility:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•
BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
On the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent), or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the servicing agreement.
An event of default under the Aircraft Acquisition Facility would be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of September 30, 2009, B&B holds 14.6% of B&B Air’s outstanding shares.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, BBAM was not able to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved an extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by November 30, 2009, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred.
Babcock & Brown has informed the Company that Babcock & Brown International Pty Ltd. (“BBIPL”), which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets. Although no definitive transaction has been announced, the Company expects Babcock & Brown to sell, in the next six months, substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in an event of default under the Aircraft Acquisition Facility.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of two-thirds of the Tranche A and Tranche B lenders combined, may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. If the lenders accelerate all amounts due upon the occurrence of any other event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to B&B Air. In addition, immediately after the occurrence of certain bankruptcy and insolvency related events of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to B&B Air. There were no events of default under the Aircraft Acquisition Facility as of September 30, 2009.
6. CREDIT FACILITY
In June 2009, the Company entered into a $32.3 million credit facility agreement (“Credit Facility”) with an international commercial bank. As of September 30, 2009, the Company had borrowed $32.3 million under the agreement. The Credit Facility is secured by a pledge of the Company’s rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of the Company (see Note 4).
There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides the Company with two 1-year extension options upon the payment of a fee at each extension date equal to 2.5% of the then-outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments. As of September 30, 2009, the extension options had nominal value.
The Company is subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of September 30, 2009, the Company was not in default under the Credit Facility.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
7. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, associated with aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of September 30, 2009 and December 31, 2008, the Company had interest rate swap contracts with notional amounts aggregating $1,335.8 million and $1,260.3 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $81.2 million and $113.4 million as of September 30, 2009 and December 31, 2008, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of September 30, 2009 and December 31, 2008, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative (liability) asset, was ($0.7) million and $2.4 million, respectively.
During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totalling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. For the three months ended September 30, 2009 and 2008, the Company recorded a net unrealized loss of $10.5 million and $6.9 million, after the applicable net tax asset of $1.5 million and $1.0 million, respectively, as a component of accumulated other comprehensive income. For the nine months ended September 30, 2009 and 2008, the Company recorded a net unrealized gain of $26.4 million and $6.4 million after the applicable net tax provision of $3.8 million and $1.0 million, respectively, as a component of accumulated other comprehensive income.
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of B&B Air’s credit risk in valuing derivative liabilities. The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
As of September 30, 2009, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		(Loss) Gain	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$282,434	$(24,955)	$903	$(24,052)	$3,006	$(21,046)	$—
10/14/2015	4.93%	282,434	(24,955)	903	(24,052)	3,006	(21,046)	—
11/15/2015	4.36%	27,976	(2,233)	88	(2,145)	268	(1,877)	—
12/15/2015	4.37%	27,979	(2,246)	88	(2,158)	270	(1,888)	—
9/15/2015	4.36%	28,458	(2,275)	78	(2,197)	275	(1,922)	—
11/15/2015	4.37%	28,223	(2,277)	79	(2,198)	275	(1,923)	—
1/14/2015	3.40%	63,625	(2,721)	45	(2,676)	334	(2,342)	—
3/15/2018	3.31%	258,155	(5,863)	(98)	(5,961)	745	(5,216)	—
8/15/2015	3.85%	46,242	(1,722)	39	(1,683)	211	(1,472)	—
5/15/2016	4.49%	61,838	(3,954)	149	(3,805)	476	(3,329)	—
3/15/2015	4.22%	41,071	(2,088)	67	(2,021)	252	(1,769)	—
4/15/2015	4.07%	37,504	(2,031)	59	(1,972)	247	(1,725)	—

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009

								Gain
								Reclassified
					Adjusted		(Loss) Gain	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
10/15/2016	4.25%	40,025	(2,091)	60	(2,031)	254	(1,777)	—
10/15/2012	2.30%	109,851	(1,448)	(15)	(1,463)	183	(1,280)	—

Accrued interest			(2,154)		(2,154)			—

Sub-total — interest rate swap contracts		1,335,815	(83,013)	2,445	(80,568)	9,802	(68,612)	—

Cross currency coupon swap contract:
1/15/2016	1EURO to US1.4452	1,650	(717)	61	(656)	82	(574)	—
Terminated Contract		—	—	—	—	(215)	1,507	164

Sub-total — interest rate swap contracts		1,650	(717)	61	(656)	(133)	933	164

Total — derivative liabilities		$1,337,465	$(83,730)	$2,506	$(81,224)	$9,669	$(67,679)	$164

8. INCOME TAXES
B&B Air is a tax-resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. A deferred tax provision at the 25.0% rate was provided for the gain associated with the purchase of notes payable. B&B Air’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income. Subject to limitations under current Irish tax regulations, U.S. withholding taxes paid may be credited against the Company’s Irish tax liability.
Income tax expense by jurisdiction is shown below:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(Dollars in thousands)
Deferred tax expense:
Ireland	$3,137	$2,343	$20,564	$5,424
Current tax expense:
Ireland	29	(89)	113	(376)
France	(2)	12	9	39
United States	—	103	—	343

Current tax expense (benefit) — total	27	26	122	6

Total Income Tax Expense	$3,164	$2,369	$20,686	$5,430

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
The principal components of the Company’s net deferred tax asset are as follows:

	September 30, 2009	December 31, 2008
	(Dollars in thousands)
Ireland:
Excess of book basis over tax basis of aircraft	$(13,333)	$4,196
Net operating loss carryforwards	36,970	23,121
Net unrealized losses on derivative instruments	9,668	13,417
Net earnings of non-European Union member subsidiary	(16,884)	—

Deferred Tax Asset, Net	$16,421	$40,734

9. COMMITMENTS AND CONTINGENCIES
The Company has an agreement to sell one of the aircraft from the Initial Portfolio for a base purchase price of approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
10. RELATED PARTY TRANSACTIONS
B&B Air has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with subsidiaries of Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.
Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For each of the three month periods ended September 30, 2009 and 2008, total base and rent fees incurred amounted to $1.9 million. For the nine months ended September 30, 2009 and 2008, total base and rent fees incurred amounted to $5.6 million and $5.2 million, respectively.
Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For each of the three months ended September 30, 2009 and 2008, $0.2 million of administrative fees were paid to Babcock & Brown. For the nine month periods ended September 30, 2009 and 2008, $0.7 million of administrative fees were paid to Babcock & Brown.
For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the three and nine months ended September 30, 2008, $1.2 million and $7.0 million of fees were incurred for aircraft purchased by B&B Air Acquisition, respectively. During the nine months ended September 30, 2009, the Company did not acquire or dispose of any aircraft.
Babcock & Brown is also eligible for an incentive fee. The incentive fee is payable if the Company’s quarterly dividends exceed certain specified targets. No incentive fee was earned by Babcock & Brown during the nine month periods ended September 30, 2009 or 2008.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For each of the three month periods ended September 30, 2009 and 2008, the Company incurred $1.5 million of Management Expenses. For each of the nine month periods ended September 30, 2009 and 2008, the Company incurred $4.5 million of Management Expenses.
In connection with its services, Babcock & Brown may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. As of September 30, 2009 the Company had no expenses reimbursable to Babcock & Brown. As of December 31, 2008, $0.8 million of reimbursable expenses were due to Babcock & Brown.
The Company’s management agreement with the Manager has a term that expires on October 2, 2032. However, the Company may terminate the Manager’s appointment immediately upon written notice if certain events occur, including if Babcock & Brown ceases to hold more than 50% of the issued share capital of the Manager.
11. FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, derivative instruments, credit facilities and notes payable. The Company’s notes payable and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread.
The carrying amounts and fair values of the Company’s financial instruments are as follows:

	September 30, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$682,508	$478,573	$826,301	$413,151
Aircraft acquisition facility	597,471	534,804	597,471	491,301
Credit facility	32,290	32,290	—	—
Derivative asset	—	—	2,368	2,368
Derivative liabilities	81,224	81,224	113,374	113,374
In accordance with a FASB pronouncement, assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values.
The hierarchy levels established by FASB gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FASB requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2009
As of September 30, 2009 and December 31, 2008, the categorized asset and liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
September 30, 2009:
Derivative liabilities	—	81,224	—	81,224
December 31, 2008:
Derivative asset	—	2,368	—	2,368
Derivative liabilities	—	113,374	—	113,374
12. SUBSEQUENT EVENTS
On October 15, 2009, the Company declared a dividend of $0.20 per share or approximately $6.1 million. The dividend is payable on November 20, 2009 to shareholders of record at October 30, 2009.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F dated December 31, 2008, as amended. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary note”.
Overview
B&B Air is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 62 aircraft.
Although we are organized under the laws of Bermuda, we are resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.
For the three and nine months ended September 30, 2009, B&B Air had net income of $14.4 million and $75.4 million, or earnings per share of $0.48 and $2.43, respectively. Net income includes an after-tax gain of $0.31 and $1.68 per share on the purchase of notes payable for the three and nine months ended September 30, 2009, respectively. During the three and nine months ended September 30, 2009, a wholly-owned subsidiary purchased a total of $25.0 million and $144.4 million principal amount of notes payable issued by B&B Air Funding (the “Notes”), respectively. These amounts include $25.0 million principal amount of Notes purchased on exercise of an option as described below. The total purchase price was $12.0 million and $71.0 million, including associated expenses for the three and nine months ended September 30, 2009, respectively. In connection with the purchase of the Notes, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totalling $0.5 million and $3.3 million, resulting in the recognition of pre-tax gain on purchase of the Notes of $12.5 million and $70.1 million, before taxes for the three and nine months ended September 30, 2009, respectively.
As a result of our purchase of Notes, we have generated significant ordinary earnings for U.S. federal income tax purposes. Accordingly, U.S. shareholders that have made a Qualified Electing Fund (“QEF”) election with respect to our common shares will be required to include in gross income their pro rata share of our ordinary earnings and net capital gain, if any. Such inclusion is required even if the amount exceeds cash distributions made by us during the year. We may continue to generate ordinary earnings for U.S. federal income tax purposes, particularly if we continue to purchase outstanding Notes. We intend to publish our Annual Information Statement covering the taxable year ending December 31, 2009 on our website (www.babcockbrownair.com) in late March or April 2010.
Through a wholly-owned subsidiary , we have entered into agreements to purchase up to $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, we have the right to purchase up to $50.0 million principal amount of the Notes at any time on or prior to November 17, 2009 for $24.0 million and another $50.0 million principal amount of the Notes at any time on or prior to March 17, 2010 for $24.0 million. We paid a fee totalling $7.0 million in connection with these agreements. The fees are being amortized on a straight-line basis over the option terms. In September 2009, we exercised a portion of our option and purchased $25.0 million principal amount of the Notes for $12.0 million.
Net cash flows provided by operating activities for the nine months ended September 30, 2009 totalled $100.0 million. Net cash flow used in investing activities was $6.1 million and net cash used in financing activities was $72.8 million for the nine months ended September 30, 2009.
During the nine months ended September 30, 2009, we paid dividends totalling $18.6 million.
Market Conditions
The difficulty of obtaining financing and lack of economic growth are continuing to have a negative impact on the general financial condition of the airline industry worldwide and on certain lessees’ ability to make lease rental and other payments on a timely basis. These trends have resulted in, among other things, significant decreases in aircraft values and lease rates, payment and other defaults under leases and lessee requests for the restructuring of required payments. An increase in airline bankruptcies could result in the return of aircraft to us by lessees prior to the scheduled lease termination. Early termination of a lease or early return of an aircraft may also result in additional maintenance and other associated expenses. We have eight aircraft scheduled to come off-lease prior to September 30, 2010 which have not yet been re-leased.

In addition, many other aircraft leasing companies have been adversely impacted by continuing economic uncertainty, either directly or as a result of the impact of the on-going credit crisis on their financial sponsors. It has been widely reported that many aircraft leasing companies or their aircraft portfolios may be for sale, potentially at distressed prices as their financial sponsors seek alternative sources of liquidity. The sale of aircraft at distressed prices could have an adverse impact on existing aircraft values and lease rates, which could adversely affect our financial condition and results of operations.
Critical Accounting Policies and Estimates
B&B Air has prepared its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. B&B Air has made no significant changes in its critical accounting polices and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008, as amended.
New Accounting Pronouncements
Effective January 1, 2009, we fully implemented the guidance provided by the Financial Accounting Standards Board (“FASB”) for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets and liabilities include long-lived assets, such as our flight equipment, that are measured at fair value for purposes of impairment testing. The implementation of the FASB guidance for non-recurring non-financial assets and liabilities recognized or disclosed at fair value in the financial statements did not have any impact on the Company’s consolidated financial statements.
Beginning January 1, 2009, we will apply the authoritative pronouncement by FASB which requires an acquiring entity to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the business acquired at their fair market values as of the acquisition date. The pronouncement also requires the acquirer to measure goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the business acquired at the acquisition date over the fair values of the identifiable net assets acquired. The acquirer should also recognize and record into expense acquisition related transaction costs.
In April 2009, FASB issued additional guidance and required enhanced disclosures regarding certain fair value measurements. The FASB provided guidance for determining fair values when markets become inactive and for identifying distressed transactions. FASB also amended the guidance for determining whether debt securities are other-than-temporarily impaired and required enhanced presentation and disclosure of other-than-temporary impairments on debt and equity securities held as assets in a company’s financial statements. FASB also issued a statement of position requiring disclosures by entities about the fair values of their financial instruments in their interim and annual financial statements. This guidance is effective starting with the period ended June 30, 2009 and did not have a material impact on our consolidated financial statements.
In May 2009, FASB established general standards for the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The pronouncement sets forth: (i) the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date.
In June 2009, FASB issued an authoritative pronouncement which clarifies the criteria for determining whether a transferor has surrendered control when transferring financial assets. The determination must consider the transferor’s continuing involvement with the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer. The pronouncement limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to another entity and/or when the transferor has continuing involvement with the transferred asset. A transferor can account for the transfer of an asset as a sale only if the transferor surrenders control over the asset. The pronouncement is effective for financial asset transfers occurring on or after December 31, 2009.

In June 2009, FASB also issued a pronouncement which requires an enterprise to perform analysis and ongoing reassessments to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The pronouncement identifies the characteristics of the primary beneficiary of a variable interest entity and amends the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The pronouncement is effective for interim and annual reporting periods after December 31, 2009.
Effective September 30, 2009, the FASB Accounting Standards Codification (“Codification”) became the authoritative source of generally accepted accounting principles in the United States. The Codification also superseded all then-existing non-SEC accounting and reporting standards. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates which will serve to update the Codification. In addition, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative.
Operating Results
Management’s discussion and analysis of operating results presented below relates to the consolidated statements of operations of B&B Air for the three and nine months ended September 30, 2009 and 2008.
Consolidated Statement of Operations of B&B Air for the three months ended September 30, 2009 and 2008

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2009	2008
	(Dollars in thousands)
Revenues
Operating lease revenue	$54,282	$60,516
Gain on purchase of notes payable	12,515	—
Gain on sale of aircraft	—	4,979
Lease termination settlement	611	—
Interest and other income	387	815

Total revenues	67,795	66,310

Expenses
Depreciation	21,128	20,080
Interest expense	20,382	21,485
Selling, general and administrative	4,765	5,385
Debt purchase option amortization	3,409	—
Maintenance and other costs	498	962

Total expenses	50,182	47,912

Net income before provision for income taxes	17,613	18,398
Income tax provision	3,164	2,369

Net income	$14,449	$16,029

As of September 30, 2009 and 2008, we had 62 and 63 aircraft in our portfolio, respectively. As of September 30, 2009, 61 of our aircraft were on lease to 36 lessees, with one aircraft off-lease, compared to September 30, 2008, when 60 of our aircraft were on lease to 34 lessees, with three aircraft off-lease. During the fourth quarter of 2008, we sold one aircraft.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three months ended September 30, 2009, operating lease revenue totalled $54.3 million, a decrease of $6.2 million compared to the three months ended September 30, 2008. The decrease was due to (i) recognition of end of lease redelivery adjustments totalling $4.0 million in the three months ended September 30, 2008 with no corresponding revenue recognized in the three months ended September 30 2009, (ii) decrease in operating lease revenue from aircraft sold in the third and fourth quarters of 2008 of $1.4 million, (iii) decrease of $0.7 million in rents on floating-rate leases due to decreases in LIBOR, (iv) lease incentives amortized as a reduction in operating lease revenue totalling $1.1 million in the three months ended September 30, 2009, and (v) reductions in lease rates due to lease restructurings totalling $0.7 million. These decreases were partially offset by: (i) a full three months of operating lease revenues recognized in the three month period ended September 30, 2009 on aircraft purchased in 2008 resulting in an incremental increase of $0.5 million, and (ii) aircraft re-marketed subsequent to September 30, 2008 resulting in an incremental increase of $1.2 million.

Net lease discount amortized into lease revenue during the three months ended September 30, 2009 and 2008 totalled $0.4 million and $0.7 million, respectively.
During the nine months ended September 30, 2008, we sold an aircraft to a third-party and recognized a gain on sale of $5.0 million.
Pursuant to our option agreement, we purchased, in September 2009, through a wholly-owned subsidiary $25.0 million principal amount of Notes for $12.0 million, including associated expenses. In connection with the purchase of the Notes, we expensed loan issuance costs and unamortized discount associated with the original issuance of the Notes totalling $0.5 million. We recognized a pre-tax gain on purchase of Notes of $12.5 million. The purchased Notes remain outstanding.
In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments over three years with interest at 8.0% per annum. Payments totalling approximately $0.6 million were received during the three months ended September 30, 2009. Due to collectibility concerns, future payments will only be recognized as cash is received.
In the three months ended September 30, 2009 and 2008, we recorded interest and other income of $0.4 million and $0.8 million, respectively, a decrease of $0.4 million. This decrease is due to lower interest earned on our cash balances.
We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during the three months ended September 30, 2009 was $21.1 million, compared to $20.1 million for the three months ended September 30, 2008. The increase of $1.0 million was primarily due to: (i) adjustments to salvage value of certain aircraft resulting in additional depreciation of $0.9 million and (ii) depreciation on major maintenance capitalized totalling $0.4 million. These increases were partially offset by depreciation expense on aircraft sold during 2008 totalling $0.3 million.
Compared to the three months ended September 30, 2008, interest expense decreased by $1.1 million in the three months ended September 30, 2009 to $20.4 million. The decrease was primarily due to (i) lower interest rates during the three months ended September 30, 2009 resulting in an incremental decrease in interest of $1.3 million and (ii) purchase and principal repayments of Notes resulting in interest savings of $0.4 million. This decrease was partially offset by increases due to (i) additional borrowings under our Aircraft Acquisition Facility to fund aircraft purchases during the three months ended September 30, 2008 resulting in additional interest of $0.3 million and (ii) amortization of loan fees associated with the Credit Facility of $0.3 million during the three months ended September 30, 2009.
Selling, general and administrative expenses decreased $0.6 million to $4.8 million during the three months ended September 30, 2009. The decrease was primarily due to a non-recurring fee paid to the policy provider in the three months ended September 30, 2008 in order to lease two of the aircraft repossessed in April 2008.
We have entered into agreements, through a subsidiary, to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, we have the right to purchase up to $50.0 million principal amount of the Notes at any time on or prior to November 17, 2009 for $24.0 million and another $50.0 million principal amount at any time on or prior to March 17, 2010 for $24.0 million. In connection with these agreements, we paid a fee totalling $7.0 million which is being amortized over the option terms.
During the three months ended September 30, 2009, maintenance and other leasing costs decreased $0.5 million from $1.0 million compared to the same period in the prior year. The decrease is primarily due to re-leasing and repossession costs incurred during the three months ended September 30, 2008.
Our provision for income taxes of $3.2 million and $2.4 million during the three months ended September 30, 2009 and 2008, respectively, consists primarily of Irish income tax. The increase is primarily due to the recognition of a deferred tax provision on the gain associated with the Notes purchased using the non-trading income tax rate. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.

Our consolidated net income for the three months ended September 30, 2009 decreased $1.6 million to $14.4 million from $16.0 million for the three months ended September 30, 2008.
Consolidated Statement of Operations of B&B Air for the nine months ended September 30, 2009 and 2008

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2009	2008
	(Dollars in thousands)
Revenues
Operating lease revenue	$161,434	$165,202
Finance lease income	—	2,446
Gain on purchases of notes payable	70,136	—
Gain on sale of aircraft	—	4,979
Lease termination settlement	7,707	—
Interest and other income	2,117	2,827

Total revenues	241,394	175,454

Expenses
Depreciation	62,488	53,989
Interest expense	60,969	59,118
Selling, general and administrative	15,888	15,739
Debt purchase option amortization	4,476	—
Maintenance and other costs	1,493	2,403

Total expenses	145,314	131,249

Net income before provision for income taxes	96,080	44,205
Income tax provision	20,686	5,430

Net income	$75,394	$38,775

During the nine months ended September 30, 2008, we purchased ten and sold one aircraft. In the fourth quarter of 2008, we sold another aircraft.
For the nine months ended September 30, 2009, operating lease revenue totalled $161.4 million, a decrease of $3.8 million compared to the nine months ended September 30, 2008. The decrease was due to (i) recognition of redelivery income and maintenance payment liabilities retained at the end of leases totalling $11.2 million during the nine months ended September 30, 2008 with no corresponding revenue recognized in the nine months ended September 30 2009, (ii) decrease in operating lease revenue from aircraft sold in the third and fourth quarters of 2008 amounting to $4.2 million, (iii) decrease of $2.6 million in rents on floating-rate leases due to decreases in the LIBOR rate, (iv) lease incentives amortized as a reduction in operating lease revenue totalling $3.2 million in the nine months ended September 30, 2009, (v) reductions in lease rates due to lease restructurings totalling $2.0 million, and (vi) other deductions totalling $0.6 million. In addition, we stopped accruing rent from one lessee during the nine months ended September 30, 2009 due to concerns about the lessee’s financial condition which resulted in a net reduction in operating lease revenue of $1.7 million. The decreases were partially offset by (i) a full nine months of operating lease revenues recognized in the nine month period ended September 30, 2009 on aircraft purchased in 2008 resulting in an incremental increase of $16.2 million and (ii) aircraft which were re-marketed subsequent to September 30, 2008 resulting in an incremental increase of $5.5 million of operating lease revenue.
Net lease discount amortized into lease revenue during the nine months ended September 30, 2009 and 2008 totalled $1.6 million and $1.8 million, respectively.
Finance lease income was $2.4 million for the nine months ended September 30, 2008. B&B Air’s net investment in direct finance lease was attributable to four aircraft repossessed in April 2008. The aircraft were reclassified to flight equipment held for operating leases in April 2008. We have had no finance leases since then.
During the nine months ended September 30, 2008, we sold an aircraft to a third-party and recognized a gain on sale of $5.0 million.

During the nine months ended September 30, 2009 we purchased, through a wholly-owned subsidiary, a total of $144.4 million principal amount of the Notes for a purchase price of $71.0 million, including associated expenses. In connection with the purchase of the Notes, we expensed loan issuance costs and unamortized discount associated with the original issuance of the Notes totalling $3.3 million. We recognized a pre-tax gain of $70.1 million on purchases of Notes. The purchased Notes remain outstanding.
In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments over three years with interest at 8.0% per annum. Payments totalling approximately $7.7 million were received during the nine months ended September 30, 2009. Due to collectability concerns, future payments will only be recognized as cash is received.
In the nine months ended September 30, 2009 and 2008, we earned interest and other income of $2.1 million and $2.8 million, respectively, a decrease of $0.7 million. The decrease is primarily due to lower interest earned on our cash balances. Included in interest and other income during the nine month period ended September 30, 2009 is a $1.2 million fee from a forfeited deposit from a potential lessee.
We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during the nine months ended September 30, 2009 was $62.5 million, compared to $54.0 million for the nine months ended September 30, 2008. The increase of $8.5 million was due to: (i) full nine months of depreciation recognized in 2009 on aircraft purchased during the nine months ended September 30, 2008 resulting in an incremental increase of $6.0 million, (ii) adjustments to salvage value of certain aircraft resulting in additional depreciation of $1.9 million, (iii) depreciation expense recorded on aircraft transferred from direct finance leases to operating leases totalling $1.3 million, and (iv) depreciation on major maintenance capitalized totalling $1.0 million. These increases were partially offset by depreciation expense on aircraft sold during 2008 totalling $1.0 million and other miscellaneous depreciation adjustments totalling $0.7 million.
We have entered into agreements, through a wholly-owned subsidiary, to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party for $48.0 million. In connection with these agreements, we paid a fee totalling $7.0 million which is being amortized on a straight-line basis over the option terms.
Compared to the nine months ended September 30, 2008, interest expense increased by $1.9 million in the nine months ended September 30, 2009 to $61.0 million. The increase was primarily due to (i) additional borrowings under our Aircraft Acquisition Facility to fund aircraft purchases during the nine months ended September 30, 2008 resulting in additional interest of $5.6 million and (ii) amortization of loan fees associated with the Credit Facility of $0.3 million. This increase was partially offset by decreases due to (i) lower interest rates during the nine months ended September 30, 2009 resulting in an incremental decrease in interest expense of $2.7 million and (ii) purchases and principal repayments of Notes resulting in net interest savings of $1.3 million.
Selling, general and administrative expenses totalled $15.9 million and $15.7 million for the nine months ended September 30, 2009 and 2008, respectively, an increase of $0.2 million. The increase in selling, general and administrative expenses was primarily due to increases in professional fees incurred.
Maintenance and other leasing costs decreased $0.9 million to $1.5 million for the nine month periods ended September 30, 2009. The decrease is primarily due to leasing and repossession costs incurred during the nine months ended September 30, 2008.
Our provision for income tax consists primarily of Irish income tax incurred amounting to $20.7 million and $5.4 million during the nine months ended September 30, 2009 and 2008, respectively. The increase is primarily due to the recognition of a deferred tax provision on the gain associated with the Notes purchased using the non-trading income tax rate. We are a tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.
Our consolidated net income for the nine months ended September 30, 2009 increased $36.6 million to $75.4 million from $38.8 million for the nine months ended September 30, 2008.

Liquidity and Capital Resources
Cash Flows of B&B Air for the nine months ended September 30, 2009 and 2008
Our sole source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition will now be applied to repayment of outstanding principal. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing.
We generated cash from operations of $100.0 million and $79.4 million for the nine months ended September 30, 2009 and 2008, respectively. The increase of $20.6 million was primarily the result of increased cash flows from (i) settlement proceeds received of $7.7 million in connection with the early termination of leases, (ii) $4.6 million of revenue from aircraft that were previously accounted for as direct finance leases in the prior year, and (iii) other changes in working capital balances.
Cash from investing activities relate primarily to the acquisition of aircraft, proceeds from sale of aircraft and lessor maintenance contributions. Cash used in investing activities totalled $6.1 million and $486.3 million for the nine months ended September 30, 2009 and 2008, respectively. During the nine months ended September 30, 2008, we acquired the last two aircraft comprising the Initial Portfolio and ten additional aircraft resulting in cash used in investing activities of $506.4 million. We did not acquire any aircraft in the nine months ended September 30, 2009. Proceeds received from the sale of an aircraft during the nine months ended September 30, 2008 totalled $20.8 million. In addition, cash flow proceeds from direct finance leases were $2.7 million in the nine months ended September 30, 2008. There were no comparable proceeds from direct finance leases for the nine months ended September 30, 2009. In April 2008, we repossessed all four aircraft comprising our investment in direct finance leases.
The cash used in financing activities in the nine months ended September 30, 2009 amounted to $72.8 million, compared to cash flows provided by financing activities of $430.4 million for the nine months ended September 30, 2008. The change was primarily due to: (i) purchases of our Notes with a principal balance of $144.4 million at a total cost of $71.0 million, including expenses, during the nine months ended September 30, 2009 and (ii) borrowings made during the nine months ended September 30, 2008 under the Aircraft Acquisition Facility of $464.9 million with no comparable borrowings in the nine months ended September 30, 2009. In addition, we used more cash for financing activities for the nine month period ended September 30, 2009 due to: (i) $5.6 million increase in disbursement of maintenance payment liabilities for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008, (ii) a $7.0 million payment for options to purchase our Notes, and (iii) additions to our cash collateral account. These uses in financing cash flows were partially offset by: (i) net proceeds of $30.8 million from the Credit Facility, after upfront fees paid to the lender, and (ii) a reduction in dividends paid by $31.7 million for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008.
Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest payments made on the Notes and our credit facilities, operating expenses, dividend payments and capital expenditures on our aircraft.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next 12 months and provide additional funds that may be invested to create value for our shareholders.
The current economic recession and resulting slowdown in air travel have contributed to a decrease in the demand for aircraft, resulting in a decrease in aircraft lease rates and values. We expect this trend to continue through the rest of 2009 and into 2010, which may result in requests for lease restructurings from troubled lessees and in lower re-lease rates. We have completed restructurings with several lessees and expect to receive additional requests from other lessees. This could result in a reduction in our annual revenues. We have eight aircraft scheduled to come off-lease prior to September 30, 2010 which have not yet been re-leased.
We expect to fund our future capital needs from excess cash flow and new debt and equity financings. As of September 30, 2009, approximately $597.5 million had been drawn under the $1.1 billion Aircraft Acquisition Facility. In June 2009, the Company borrowed $32.3 million under a new Credit Facility. The Credit Facility is secured by a pledge of the Company’s rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of the Company. There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides for two 1-year extension options with the payment of a fee at each extension date equal to 2.5% of the then outstanding principal amount.

The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow additional amounts. All available cash flow from aircraft held by B&B Air Acquisition will be applied to the outstanding principal after payment of interest, certain expenses and a return paid to us on our $96.0 million equity tranche. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on November 6, 2012 must be repaid in four quarterly installments.
The servicing agreement for the Aircraft Acquisition Facility includes the following servicer replacement events, some of which would also constitute events of default:
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•
BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
On the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent) or the agent on the direction of 2/3 of the Tranche A and Tranche B lenders combined, may terminate the servicing agreement.
An event of default under the Aircraft Acquisition Facility would be triggered if Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air and at least 51% of the capital stock of BBAM. As of September 30, 2009, B&B holds 14.6% of B&B Air’s outstanding shares.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, we do not expect that BBAM will be able to deliver audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved an extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by November 30, 2009, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred.
Babcock & Brown has informed us that Babcock & Brown International Pty Ltd. (“BBIPL”), which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets. Although no definitive transaction has been announced, we expect Babcock & Brown to sell, in the next six months, substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
Our objective is to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to November 2012. We also intend to refinance the amounts outstanding under our Notes prior to August 2012. Should current market conditions continue into the future, however, it may not be possible to refinance the Notes or amounts outstanding under the Aircraft Acquisition Facility on our schedule or on terms we find acceptable. In the event that the Notes or amounts outstanding on the Aircraft Acquisition Facility are not repaid or refinanced, on or prior to such dates, substantially all excess cash flow provided by the underlying leases that secure the amounts outstanding will be used to repay the principal amount of the Notes and Aircraft Acquisition Facility and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.

Our access to debt and equity financing to refinance amounts outstanding under the Aircraft Acquisition Facility and the Notes or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. The current dislocation in credit markets may make it difficult for us to meet our long-term capital needs.
Dividends and Share Repurchases. We paid dividends of $0.20 per share for the fourth quarter of 2008 and the first and second quarters of 2009 in February 2009 and in April and August 2009, respectively. The aggregate cash requirement for these dividends was approximately $18.6 million. On October 15, 2009, B&B Air declared a dividend of $0.20 per share or approximately $6.1 million. The dividend is payable on November 20, 2009 to shareholders of record at October 30, 2009. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.
In June 2008, our Board of Directors approved a share repurchase program. The program authorizes the repurchase of up to $30.0 million of our shares through June 2009. In March 2009, our Board of Directors approved the extension of the program through June 2010. We expect the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from available cash. For the nine months ended September 30, 2009, we repurchased 2,208,963 shares at an average price of $4.08 per shares, for a total of $9.0 million before expenses. From the inception of the share repurchase program to September 30, 2009, we repurchased 3,323,502 shares at an average price of $4.68 per share, for a total of $15.6 million before expenses.
Note Purchases. During the nine months ended September 30, 2009, we purchased through a wholly-owned subsidiary $144.4 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $71.0 million, including associated expenses. The amounts include $25.0 million principal amount of Notes purchased on exercise of an option as described below. The Notes are held by a subsidiary and remain outstanding. Notes in the principal amount totalling $119.4 million are pledged to the lender in our Credit Facility.
Option Agreements. We have entered into two option agreements for a total cost of $7.0 million to purchase up to a total of $100.0 million principal amount of the Notes for 48% of the principal amount or for a total purchase price of $48.0 million. The first option agreement for up to $50.0 million principal amount expires on November 17, 2009 and the second option agreement expires on March 17, 2010. The fee is being amortized on a straight-line basis over the option terms. In September 2009, we exercised a portion of our option and purchased $25.0 million principal amount of the Notes for $12.0 million.
Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In certain cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. During the nine months ended September 30, 2009, we received $28.0 million of maintenance payments from lessees, made maintenance payment disbursements of $8.0 million and also made lessor contributions to maintenance of $6.1 million.
Financing
Securitization
Our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. During the nine months ended September 30, 2009, we repurchased through a wholly-owned subsidiary $144.4 million principal amount of the Notes issued by B&B Air Funding in the Securitization for a total purchase price of $71.0 million, including associated expenses. The Notes are held by a subsidiary and remain outstanding.

Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly.
Payment Terms. Up to and until July 2010, there are no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. The final maturity date of the Notes is November 14, 2033.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.
Otherwise, we intend to use the excess Securitization cash flow to pay dividends to us, to convert passenger aircraft to freighter aircraft, to repurchase some of the Notes and to purchase additional aircraft and other aviation assets.
We expect to refinance the remaining Notes on or prior to August 2012. In the event that the Notes are not refinanced on or prior to that month, any excess Securitization cash flow will be used to repay the principal amount of the remaining Notes and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.
Redemption. Pursuant to the terms of the Indenture Agreement, we may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. We may redeem the Notes in whole or from time to time in part, at redemption prices specified in the agreement together with accrued and unpaid interest to the redemption date. A redemption prior to acceleration of the Notes may be of the whole or any part of the notes. A redemption after acceleration of the Notes upon default may only be for the whole of the notes.
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.
Default and Remedies. Events of default under the transaction documents include, among other things: interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.

Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, debt service coverage ratios, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described in the Indenture Agreement.
As of September 30, 2009, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be, at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility are used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties.
Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million tranche of equity was drawn first, a $184.0 million Tranche B of loans was drawn next and a $920.0 million Tranche A of loans became available thereafter. The availability of loans under Tranche A and Tranche B were limited such that the outstanding amounts under such tranches may not exceed the borrowing base which is equal to the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves received with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. If the borrowing base falls below this level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of September 30, 2009, the $184.0 million and $96.0 million of Tranche B and equity tranche, respectively, were fully drawn and $413.5 million under Tranche A had been drawn.
The servicing agreement associated with the Aircraft Acquisition Facility includes the following servicer replacement events, some of which are also potential events of default (as described below under “Defaults and Remedies”):
•	Babcock & Brown ceases to hold at least 5% of the issued and outstanding shares of B&B Air;
•	Babcock & Brown ceases to hold at least 51% of the capital stock of BBAM;
•
BBAM fails to deliver the audited financial statements of Babcock & Brown Limited to the agent and lenders in the Aircraft Acquisition Facility within 120 days of fiscal year end or the unaudited or audited financial statements for each semi-annual period within 90 days, and in each case such failure to deliver the required financial statements continues for 30 days after written notice from the agent;

•	Any Babcock & Brown Limited annual or semi-annual financial statement required to be delivered as described above contains a going-concern or similar qualification;
•	The insolvency of BBAM or any significant subsidiary of BBAM; and
•	A BBAM default on recourse debt over $25 million.
On the occurrence of a servicer replacement event, B&B Air Acquisition (with the consent of the agent), or the agent on the direction of two-thirds of the Tranche A and Tranche B lenders combined, may terminate the service agreement.
Babcock & Brown Limited, the Australian company that is the holding company for the Babcock & Brown group and the ultimate parent of BBAM, was placed into voluntary administration in Australia on March 13, 2009. As a result, we do not expect that BBAM will be able to deliver audited financial statements of Babcock & Brown Limited to the agent and lenders as required by the servicing agreement related to the Aircraft Acquisition Facility. The agent has approved an extension of the deadline for delivery of the financial statements of Babcock & Brown Limited for the year ended December 31, 2008. In accordance with the terms of the extension, if BBAM is unable to deliver these financial statements by November 30, 2009, the agent may require compliance within 30 days of written notice to BBAM. If BBAM is still unable to comply within this 30 day period, a servicer replacement event will have occurred.
Commitment Fees. Until November 6, 2009, fees of 0.3% per annum were payable on unutilized commitments under Tranche A.
Principal Payments. Commencing on November 7, 2009, most cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on November 6, 2012, must be repaid in four quarterly installments.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A was 1.25% per annum, for Tranche B was 4.00% per annum and for the tranche of equity, a distribution could be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. Beginning November 7, 2009, the applicable margin on Tranche A was increased to 1.50%. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter initially, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B.
Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, Tranche A ranks above Tranche B and the tranche of equity, and both Tranche A and B rank above the tranche of equity.
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,
•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,
•	failure to maintain required insurance levels,
•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,
•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,

•	certain early terminations of B&B Air Acquisition’s swap agreements,
•	failure to meet interest coverage ratios,
•	Babcock & Brown ceasing to hold at least 5% of the issued and outstanding shares of B&B Air; and
•	Babcock & Brown ceasing to hold at least 51% of the capital stock of BBAM.
As of September 30, 2009, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Babcock & Brown has informed us that Babcock & Brown International Pty Ltd. (“BBIPL”), which is both the main operating and asset-owning entity in the Babcock & Brown group, continues to pursue its revised business plan to sell all of its assets. Although no definitive transaction has been announced, we expect Babcock & Brown to sell, in the next six months, substantially all of its aviation-related assets, including the assets and servicing agreements associated with BBAM and the common shares of B&B Air owned by them. These sales could result in a servicer replacement event and an event of default under the Aircraft Acquisition Facility.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. Each of these events is beyond our control and could have a material adverse effect on our business. In general, the consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.
Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement. As of September 30, 2009, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Credit Facility
In June 2009, the Company entered into a $32.3 million credit facility agreement (“Credit Facility”) with an international commercial bank. The Credit Facility is secured by a pledge of the Company’s rights, title and interest in $119.4 million total principal amount of Notes purchased by a wholly-owned subsidiary of the Company.
There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides for two 1-year extension options with the payment of a fee at each extension date equal to 2.5% of the then outstanding principal amount.
The Company is subject to certain interest coverage ratios and other financial covenants as specified in the agreement. As of September 30, 2009, the Company was not in default under the Credit Facility.
Capital Expenditures
During the nine months ended September 30, 2008, we acquired and took delivery of ten aircraft. We made no aircraft acquisitions during the nine months ended September 30, 2009.
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of September 30, 2009, the weighted average age of the aircraft in our portfolio was 7.1 years. In general, the cost of operating an aircraft, including capital expenditures, increases with the age of the aircraft.

Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk in the current and foreseeable economic environment.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Credit Facility. 53 out of our 61 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining eight leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $14.3 million and would have increased or decreased our revenues by $2.0 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of September 30, 2009, the fair market value of our interest rate swap derivative liabilities was $80.5 million. A 100 basis-point increase or decrease in interest rate would reduce or increase the fair market value of our derivative liabilities by approximately $1.0 million. The fair market value of our foreign exchange derivative liability was $0.7 million as of September 30, 2009. A 100 basis point increase or decrease in interest rates would not be material. As of September 30, 2009, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in Euros. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4. Controls and Procedures
We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2009, our disclosure controls and procedures were effective.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended September 30, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.
Item 1A. Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 10, 2009, which is accessible on the SEC’s website at www.sec.gov. as well as the following additional risk factor.
If we generate ordinary earnings for U.S. federal income tax purposes, U.S. shareholders may be required to include their pro rata share of these ordinary earnings in their gross income for U.S. federal income tax purposes.
As a result of our purchase of our Notes in 2009, we have generated significant ordinary earnings for U.S. federal income tax purposes. Accordingly, U.S. shareholders that have made a Qualified Electing Fund (“QEF”) election with respect to our common shares will be required to include in gross income their pro rata share of our ordinary earnings and net capital gain, if any. Such inclusion is required even if the amount exceeds cash distributions, if any, made by us during the year. We may continue to generate ordinary earnings for U.S. federal income tax purposes, particularly if we continue to purchase outstanding Notes. We intend to publish our Annual Information Statement covering the taxable year ending December 31, 2009 on our website (www.babcockbrownair.com) in late March or April 2010.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
None.